Exhibit 99.2

February 15, 2024

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Disclosure pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please refer to our letter dated February 13, 2024 informing that Wipro Limited and Wipro IT Services, LLC (step-down subsidiary) have acquired 60% stake in Aggne Global IT Services Private Limited and Aggne Global Inc., respectively.

In continuation to the aforesaid letter, it is informed that the said transaction has been completed on February 14, 2024.

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary